November 17, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Esq.
Katherine Wray, Esq.

Re:	Fortinet, Inc.
David Tsang Resignation Letter

Ladies and Gentlemen:

On behalf of Fortinet, Inc. (the “Company”), we submit the resignation letter of David Tsang, the former non-executive chairman of the board of directors of the Company, previously delivered to the Company, which was effective as of October 31, 2009. This letter is being provided in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended to notify the Staff that Mr. Tsang will no longer be responsible for the contents of the registration statement of the Company (File No. 333-161190).

Should you have any questions, comments or need additional information regarding the foregoing, please don’t hesitate to contact the undersigned at (650) 849-3455.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Scott Anthony
Scott Anthony

cc (w/encl.):	John Whittle, Esq.
Fortinet, Inc.

Carmen Chang, Esq.
John Fore, Esq.
Scott Anthony, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Director Resignation

I, David Tsang, hereby resign from the board of directors of Fortinet, Inc., a Delaware corporation (the “Company”), and from all officer, director and similar positions at all subsidiaries of the Company, effective as of October 31, 2009. I will not be responsible for any part of the registration statement on Form S-1 (File No. 333-161190) filed by the Company.

/S/ DAVID TSANG
David Tsang